1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

TSMC Reports 95% Increase in Record Year Profit Quarterly Net Income Reached NT$22 Billion

Hsin-Chu, Taiwan, R.O.C., Jan. 27, 2005 — Taiwan Semiconductor Manufacturing Company, Ltd. today announced revenue and net income for the quarter ended December 31, 2004. Fourth quarter revenue reached NT$63.87 billion, while net income and fully diluted earnings per share came to NT$22.18 billion and NT$0.96 per share (US$0.15 per ADS unit), respectively. For the full year of 2004, TSMC’s revenue set a new record, NT$255.99 billion, 26.8% higher than in year 2003. Net income for the entire year grew 95.3% to NT$92.32 billion, also a new record. In US dollar terms, revenue for 2004 was US$7.65 billion, an increase of 30.3% while net income grew to US$2.76 billion, an increase of 100%. Fully diluted earnings per share jumped 96.8% to NT$3.97 (US$0.59 per ADS unit).

On a sequential basis, fourth quarter results represent an 8.4% decline in revenue, a 20.6% decrease in net income and a 20.5% decrease in fully diluted EPS. Year-over-year, fourth quarter revenue, net income, and fully diluted EPS increased 11%, 39%, and 40%, respectively. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.

The 8.4% sequential decline in revenue in the fourth quarter mainly resulted from an 8.5% decrease in wafer shipments and a 2.9% depreciation of US dollar against local currency, ameliorated by a 1.7% increase in wafer average selling price (ASP). Revenues from advanced process technologies (0.13-micron and below) increased significantly in the fourth quarter and reached 36 percent of total wafer sales. Gross profit margin for the quarter declined by 3.6 percentage points to 42.5%, due to lower levels of wafer output, an unfavorable movement of the exchange rate, and the ramp-up of Fab14. Net margin for the quarter was 34.7%.

“Due primarily to customers’ continuing inventory digestion, our fourth quarter business had declined as we expected,” said Lora Ho, VP and Chief Financial Officer of TSMC. “First quarter business conditions are likely to exhibit a normal seasonal pattern in the end market,” noted Ho, “and based on the current outlook, management’s expectations for the first quarter 2005 performance are as follows”:

•	Wafer shipments to decrease by a single digit percentage point sequentially;

•	Overall utilization rate to be about 78%;

•	Gross profit margin to be in the range of 38% to 40%;

•	ASP to remain about the same sequentially.

Ho said management also expects that 2005 capital expenditure will be in the range of US$2.5 billion to US$2.7 billion.

Conference Call & Webcast Notice:

TSMC’s quarterly review conference call will be held at 8 a.m. Eastern Time (9 p.m. Taiwan Time) on Thursday, January 27, 2004. The conference call will also be webcast live on the Internet. Investors wishing to access the live webcast should visit TSMC’s web site at http://www.tsmc.com at least 15 minutes prior to the broadcast. Instructions will be provided on the web site to facilitate the download and installation of necessary audio applications. Investors without Internet access may listen to the conference call, in listen only mode, by dialing 1-866-321-1799 in the U.S., 0080-161-5105 in Taiwan and 61-2-8228-7003 in other locations (Password: TSMC). An archived version of the webcast will be available on TSMC’s web site for six months following the Company’s quarterly review conference call and webcast.

Profile

TSMC (TAIEX: 2330, NYSE: TSM) is the world’s largest dedicated semiconductor foundry, providing the industry’s leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates two twelve-inch wafer fabs, five eight-inch wafer fabs and one six-inch fab. The Company also has substantial capacity commitments at two wholly owned subsidiaries, WaferTech in the U.S. and TSMC (Shanghai) Company, Ltd. in China, and at a joint-venture fab, SSMC, in Singapore. TSMC’s first 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC’s corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com.

(Management Report and Tables Follow)

CONTACT IN TAIWAN
Elizabeth Sun / Julie Chan / Eric Chiang
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568- 2085/ 2080/ 2087

     Safe Harbor Notice:
The statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC’s current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC’s foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC’s ability to remain a technological leader in the semiconductor industry; TSMC’s ability to manage its capacity; TSMC’s ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC’s actual results to differ materially from TSMC’s forward-looking statements may be found in TSMC’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission (the “SEC”) on May 28, 2004 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 27, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer